CANPLATS RESOURCES CORPORATION

First Quarter Report

October 31, 2004

#1180 – 999 West Hastings Street, Vancouver, B.C. CANADA V6C 2W2

Phone: (604) 689-3846    Fax:(604) 689-3847

To the Shareholders,

During the first quarter ending October 31, 2004, the Company carried out exploration on three of its gold properties in the State of Durango, Mexico. Despite technical drilling problems and drill availability issues, the work completed has enhanced the potential of the properties and the Company looks forward to an active program in the new year.

A second phase drill program at the Rodeo property has expanded the near-surface gold zone adjacent to the “West Vein Swarm” and surface sampling has indicated excellent prospects for extending this zone. Drilling initially intended to explore the “Ridge Vein”, a high-angle structure parallel to the West Vein, at depth intersected a previously unidentified near-surface gold zone. A further drill program will explore both principal structures at depth and trace the two near-surface zones. The Rodeo property has been expanded to 13,820 hectares to cover the extensive favourable geology in the district.

Surface sampling and mapping at the Yerbabuena property has outlined five extensive parallel mineralized zones of silicification, brecciation, alteration and sheeted quartz veins, all highly anomalous in gold. These zones are interpreted to be high in an epithermal system with the potential for increasing grade at depth. A first phase drill program is planned for early in the new year to test all five zones.

The El Rincon property straddles the Pan American Highway 100 kilometres north of the city of Durango. The property covers 7 kilometres of a geological structural corridor that contains the El Cairo deposit of Morgain Minerals, which has a significant gold resource. Geophysical surveys are currently underway to identify drill targets to be tested in the new year.

A flow-through common share private placement of $100,000 was closed in November, 2004 and will be used to diamond drill a target on the Grand Bay property in northwestern Ontario. Recently released government geophysical data has better defined an anomaly in a geological environment prospective for platinum group metal deposition.

Canplats will have an active drill program over the next several months and we look forward, with optimism, to results from the excellent properties of the Company.

"R.E. Gordon Davis"
R.E. Gordon Davis
President
December 17, 2004

NOTICE TO READER

These interim financial statements for the three months ended October 31, 2004 of Canplats Resources Corporation have been prepared by management and have not been subject to review by the Company’s auditors.

Canplats Resources Corporation
(An Exploration Stage Company)

CONSOLIDATED BALANCE SHEETS
(unaudited)
(expressed in Canadian dollars)

	October 31, 2004 $	July 31, 2004 $

ASSETS
Current
Cash and cash equivalents	1,197,760	1,580,412
Receivables	137,399	105,905
Prepaid expense	19,736	16,764

Total current assets	1,354,895	1,703,081

Mineral properties	1,983,259	1,723,731

Property, plant and equipment	27,649	31,181

Total assets	3,365,803	3,457,993

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Accounts payable and accrued liabilities	35,904	69,739
Due to related parties (note 5)	44,103	10,417

Total liabilities	80,007	80,156

Shareholders' equity
Share capital issued (note 4)	11,605,900	11,591,270
Deficit	(8,320,104)	(8,213,433)

Total shareholders' equity	3,285,796	3,377,837

	3,365,803	3,457,993

Subsequent event (note 7)

On behalf of the Board:

"R.E.Gordon Davis"	"James W. Tutton"
______________________	______________________
R.E. Gordon Davis, Director	James W. Tutton, Director

The accompanying notes are an integral part of the consolidated financial statements.

Canplats Resources Corporation
(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
(unaudited)
(expressed in Canadian dollars)

		Three Months Ended
	October 31, 2004 $	October 31, 2003 $

Expenses
Amortization	3,532	--
Bank charges	417	273
General exploration	6,286	--
Insurance	2,623	--
Investor relations	43,858	22,777
Legal, accounting and audit	5,256	1,500
Listing and filing fees	1,100	627
Management administration fee	--	4,500
Office	39	76
Other fees and taxes	--	834
Rent	--	3,000
Salaries	11,611	7,615
Shareholder relations	5,759	3,668
Stock based compensation (note 4)	14,900	7,600
Telephone	27	2
Transfer agents	3,875	1,290

	(99,283)	(53,762)

Other income (loss)
Interest income	4,898	1,814
Foreign exchange loss	(12,286)	--

	(7,388)	1,814

Loss for the period	(106,671)	(51,948)
Deficit, beginning of the period	(8,213,433)	(6,943,240)

Deficit, end of the period	(8,320,104)	(6,995,188)

Weighted average number of issued shares	29,142,306	17,025,156

Basic loss per share	(0.00)	(0.00)

The accompanying notes are an integral part of the consolidated financial statements.

Canplats Resources Corporation
(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)
(expressed in Canadian dollars)

		Three Months Ended
	October 31, 2004 $	October 31, 2003 $

OPERATING ACTIVITIES
Loss for the period	(106,671)	(51,948)
Non-cash items:
Amortization	3,532	--
Valuation of options issued	14,900	7,600

	(88,239)	(44,348)
Net change in non-cash working capital items:
Amounts receivable and prepaid expenses	(34,466)	6,972
Due from related parties	--	2,820
Accounts payable and accrued liabilities	(33,835)	(57,198)
Due to related parties	33,686	(8,395)

Cash used in operating activities	(122,854)	(100,149)

INVESTING ACTIVITY
Mineral property costs	(259,528)	(90,730)

Cash used in investing activity	(259,528)	(90,730)

FINANCING ACTIVITIES
Shares issued for cash	--	109,654
Share issue costs	(270)	--

Cash provided by financing activities	(270)	109,654

Decrease in cash	(382,652)	(81,225)

Cash and cash equivalents, beginning of period	1,580,412	425,799

Cash and cash equivalents, end of period	1,197,760	344,574

Supplemental cash flow information:

Non-cash financing activities
Value assigned to options granted	14,900	--

The accompanying notes are an integral part of the consolidated financial statements.

Canplats Resources Corporation
(An Exploration Stage Company)

Mineral Property Costs
For the three months ending October 31, 2004
(unaudited)
(expressed in Canadian dollars)

	Grand Bay (Canada) $	Geikie (Canada) $	Stucco (Canada) $	Rodeo (Mexico) $	Yerbabuena (Mexico) $	Santa Lucia (Mexico) $	El Rincon (Mexico) $	Total $

Balance, beginning of year	205,864	519,430	12,176	442,217	302,791	223,496	17,757	1,723,731

Acquisition costs for the period	--	--	--	--	--	--	--	--

Assaying	--	--	--	26,264	16,003	3,120	3,106	48,493
Claim taxes	--	--	--	--	--	--	1,495	1,495
Consulting and contract services	--	--	--	30,310	25,325	--	7,185	62,820
Drafting salaries and consulting	--	--	--	1,033	295	--	118	1,446
Drilling	--	--	--	69,057	--	--	--	69,057
Equipment rentals	--	--	--	--	26,462	--	--	26,462
Finders fee	--	--	--	--	9,641	--	6,552	16,193
Foreign exchange	--	--	--	4,023	2,602	108	546	7,279
Geology salaries and consulting	--	--	--	5,257	990	495	317	7,059
Labour and expediting	--	--	--	1,524	3,780	--	--	5,304
Living costs	--	656	--	985	497	--	--	2,138
Office expenses	--	63	--	1,048	417	--	--	1,528
Storage	1,800	--	--	--	--	--	--	1,800
Supplies	--	--	--	83	101	--	--	184
Travel and transportation	12	--	--	2,481	5,777	--	--	8,270

Exploration costs for the period	1,812	719	--	142,065	91,890	3,723	19,319	259,528

Balance, end of period	207,676	520,149	12,176	584,282	394,681	227,219	37,076	1,983,259

The accompanying notes are an integral part of the consolidated financial statements.

Canplats Resources Corporation
(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

For the three months ended October 31, 2004
(expressed in Canadian dollars)

1. NATURE OF OPERATIONS

The Company is in the process of acquiring, exploring and developing gold and platinum group mineral properties. The Company will attempt to bring the properties to production, structure joint ventures with others, option or lease properties to third parties, or sell the properties outright. The Company has not determined whether these properties contain ore reserves that are economically recoverable and the Company is considered to be in the exploration stage.

These consolidated financial statements have been prepared assuming the Company will continue on a going-concern basis. Management has estimated that the Company will have adequate funds from existing working capital and additional financings to meet its corporate, administrative and property obligations for the coming year. If the Company is to advance or develop its mineral properties further, it will be necessary to obtain additional financing and while it has been successful in the past, there can be no assurance that it will be able to do so in the future.

The recoverability of the amounts shown for mineral properties and related deferred costs is dependent upon the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, the ability of the Company to obtain necessary financing to complete the development, and upon future profitable production. The amounts shown as deferred expenditures and property acquisition costs represent net costs to date, less amounts amortized and/or written off, and do not necessarily represent present or future values.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company’s title. Property title may be subject to unregistered prior agreements or transfers and may be affected by undetected defects.

2. BASIS OF PRESENTATION

These unaudited interim consolidated financial statements follow the same accounting policies as the most recent annual consolidated financial statements of the Company. They do not contain all the information required for annual consolidated financial statements and should be read in conjunction with the annual consolidated financial statements of the Company.

These consolidated financial statements include the accounts of the Company and its subsidiary, Canplats de Mexico S.A. de C.V. Inter-company balances are eliminated upon consolidation.

3. FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of cash and cash equivalents, receivables, accounts payable and accrued liabilities, and amounts due to and from related parties. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from the financial instruments. The fair value of these financial instruments approximates their carrying value due to their short-term maturity or capacity of prompt liquidation.

The Company is exposed to currency risk on the acquisition and exploration expenditures of its Mexican properties since it has to settle expenditures either in Mexican pesos or U.S. dollars. The Company’s expenditures are negatively impacted by increases either in U.S. dollars or Mexican pesos versus the Canadian dollar.

Canplats Resources Corporation
(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

For the three months ended October 31, 2004
(expressed in Canadian dollars)

4. SHARE CAPITAL

Authorized:    100,000,000 common shares with no par value.

The Company had the following shares issued and outstanding:

	Number of Shares	$

Balance, July 31, 2004	29,142,306	11,591,270
Value assigned to options	--	14,900
Share issue costs	--	(270)

Balance, October 31, 2004	29,142,306	11,605,900

(a)	Stock Options

During the three months ending October 31, 2004, 75,000 common share stock options were granted to an employee of the Company. These options are priced at $0.30 and expire on September 16, 2006. The fair value attributed to the 75,000 stock options granted was $14,900 and this amount was expensed. Assumptions made in the pricing model used in arriving at this fair value are an average risk-free rate of 3.17%, expected life of 2 years, expected volatility of 133% and no expected dividends.

At October 31, 2004, the number of common share stock options outstanding were 1,345,000. Of these, 1,170,000 are priced at $0.35 and expire on April 4, 2006, 100,000 are priced at $0.11 to expire on September 4, 2006 and 75,000 are priced at $0.30 to expire on September 16, 2006.

(b)	Warrants

At October 31, 2004, 5,870,000 share purchase warrants were outstanding with an exercise price of $0.40. These warrants expire on December 29, 2005, provided that, if the shares of the Company trade at or above $0.60 on the TSX Venture Exchange for a period of 20 consecutive days, the warrant holders will be required to exercise their warrants.

(c)	No shares are subject to escrow or pooling agreements.

5.     RELATED PARTY TRANSACTIONS

(a)	The Company entered into the following transactions with related parties:

(i)	Paid or accrued $42,303 (2003 — $12,004) in geological support, management and administration expenses to Silver Standard Resources Inc., a company of which two directors are also directors of the Company.

(ii)	The Company has entered into mineral property option agreements and shares an exploration office with East West Resource Corporation, a company whose president and a director is also a director of the Company. During the quarter ended October 31, 2004, the Company paid or accrued $1,800 (2003 — $2,820) relating to the exploration office.

Canplats Resources Corporation
(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

For the three months ended October 31, 2004
(expressed in Canadian dollars)

5.     RELATED PARTY TRANSACTIONS (continued)

(b)	Included in amounts receivables and payables at October 31, 2004 are the following:

(i)	$Nil (2003 — $3,134) due from East West.
(ii)	$1,800 (2003 —$Nil) payable to East West.
(iii)	$42,303 (2003 — $22,647) payable to Silver Standard.

6. SEGEMENTED INFORMATION

The Company operates in one industry segment which is the acquisition and exploration of mineral properties. Segment assets by geographic location are as follows:

October 31, 2004

	Canada $	Mexico $	Total $

Loss for the year	(79,215)	(27,456)	(106,671)
Mineral properties	740,001	1,243,258	1,983,259
Identifiable assets	1,931,567	1,434,236	3,365,803

October 31, 2003

	Canada $	Mexico $	Total $

Loss for the year	(51,948)	--	(51,948)
Mineral properties	1,453,321	112,109	1,565,430
Identifiable assets	1,812,079	112,109	1,924,188

7. SUBSEQUENT EVENT

On November 19, 2004, the Company closed a non-brokered private placement of 250,000 flow-through common shares at a price of $0.40 per share for total proceeds of $100,000. No finder’s fees or commissions were paid in respect of the private placement.

CANPLATS RESOURCES CORPORATION
Management Discussion & Analysis
For the Three Months ended October 31, 2004

This Management Discussion and Analysis (“MD&A”) provides a detailed analysis of our business and compares our three months ended October 31, 2004 unaudited interim financial results with those of the comparable period of the previous year and is prepared as of December 14, 2004. In order to better understand the MD&A, it should be read in conjunction with the latest annual consolidated financial statements and related notes. We prepare and file with various Canadian regulatory authorities our consolidated financial statements and MD&A in Canadian dollars and in accordance with Canadian generally accepted accounting principles (“GAAP”). Our Annual Information Form is filed on SEDAR at www.sedar.com.

Results of Operations

During the quarter ending October 31, 2004, the Company incurred $99,283 in expenses compared to $53,762 in the comparable quarter of 2003. The major expenses for the quarter with comparisons for the same quarter of the prior year were $43,858 (2003 — $22,777) on investor relations, $3,532 (2003 – Nil) on amortization of property, plant and equipment, $6,286 (2003 – Nil) on general exploration work, $5,256 (2003 — $1,500) on legal and audit fees, $2,623 (2003 — $Nil) on insurance, $3,875 (2003 — $1,290) on transfer agent fees and $14,900 (2003 — $7,600) was expensed as the value assigned to stock options awarded to consultants. Investor relations expenses were up $21,081 over the comparable period of the prior year. Of this $9,007 related to trade show attendance and $5,571 related to increased advertising. The general exploration all took place in Mexico as the Company continued its search for new gold properties. Many of the other cost increases relate to increased activity of the Company and its operations in Mexico.

After interest income of $4,898 (2003 — $1,814) and foreign exchange loss of $12,286 (2003 – Nil) the loss for the first quarter was $106,671 ($0.00 per share) compared to a loss of $51,948 ($0.00 per share) in the first quarter of the prior year. The foreign exchange loss arose from the impact a weakening Mexican peso had on our working capital in our Mexican subsidiary.

During the quarter, no mineral properties were abandoned and written-off (2003 – Nil).

Selected Quarterly Financial Data (unaudited)

	2005 $				2004 $			2003 $
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Total revenues	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Loss for the period	(106,671)	*(892,652)	(66,991)	(258,602)	(51,948)	(81,606)	(153,174)	(37,782)

Loss per share - basic and diluted	(0.00)	(0.05)	(0.00)	(0.01)	(0.00)	(0.01)	(0.01)	(0.00)

*

The large loss recorded in the fourth quarter of 2004 is mainly attributed to the combination of $561,947 in property costs written off relating to the Voltaire-Johnspine property, $183,204 written off relating to the Posh property and $266,300 in expensing of values assigned to options granted during the year.

Liquidity and Capital Resources

A total of $259,528 was spent during the quarter on active properties compared to $90,730 in the comparable quarter of 2003. At the Rodeo property $142,065 was spent on drilling and assaying and $91,890 was spent on exploration of the Yerbabuena property.

At October 31, 2004, the Company had share capital of $11,605,900, representing 29,142,306 common shares without par value, and a deficit of $8,320,104 resulting in shareholders’ equity (or net assets) of $3,365,803.

At October 31, 2004, the Company had $1,274,888 in working capital, including cash and cash equivalents of $1,197,760, compared to $1,622,925 in working capital at the beginning of the current fiscal year. Subsequent to the quarter end, the Company raised $100,000 through a 250,000 flow-through common share private placement. The Company’s working capital and additional financing will enable it to meet its current financial obligations. The ability of the Company to continue as a going-concern depends on its ability to raise additional financing. While it has been successful in the past, there can be no assurance that it will be able to do so in the future.

Financial Instruments and Other Instruments

The Company’s financial statements consist of cash and cash equivalents, receivables, accounts payable and accrued liabilities and amounts due to related parties. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from the financial instruments. The fair value of these financial instruments approximates their carrying value due to their short-term maturity or capacity of prompt liquidation.

The Company is exposed to currency risk on the acquisition and exploration expenditures of its Mexican properties since it has to settle expenditures either in Mexican pesos or U.S. dollars. The Company’s expenditures are negatively impacted by increases either in U.S. dollars or Mexican pesos versus the Canadian dollar.

Related Party Transactions

(a)      The Company entered into the following transactions with related parties:

(i)

Paid or accrued $42,303 (2003 — $12,004) in geological support, management and administration expenses to Silver Standard Resources Inc., a company of which two directors are also directors of the Company.

(ii)

The Company has entered into mineral property option agreements and shares an exploration office with East West Resource Corporation (“East West”), a company whose president and a director is also a director of the Company. During the quarter ended October 31, 2004, the Company paid or accrued $1,800 (2003 — $2,820) relating to the exploration office.

(b)	Included in amounts receivables and payables at October 31, 2004 are the following:

(i)	$Nil (2003 — $3,134) due from East West.
(ii)	$1,800 (2003 —$Nil) payable to East West.
(iii)	$42,303 (2003 — $22,647) payable to Silver Standard.

Additional Disclosure for Venture Issuers Without Significant Revenue

Additional disclosure concerning the Company’s general and administrative expenses and resource property costs is provided in the unaudited interim Consolidated Financial Statements and related notes for October 31, 2004 that is available on Canplats’ website at www.canplats.com or on the SEDAR web site www.sedar.com.

Outstanding Share Data

The authorized capital consists of 100,000,000 common shares without par value. As of December 14, 2004 the following common shares, options and share purchase warrants were outstanding:

	Number of Shares	Exercise Price	Expiry Date

Issued and outstanding
common shares	29,442,306	--	--

Stock options outstanding	1,295,000	$0.11 - $0.35	Apr. - Sept. 2006

Warrants outstanding	5,870,000	$0.40	Dec. 29, 2005

Fully diluted	36,607,306

Subsequent Event

On November 19, 2004, the Company closed a non-brokered private placement of 250,000 flow-through common shares at a price of $0.40 per share for total proceeds of $100,000. No finder’s fees or commissions were paid in respect of the private placement.

Caution on Forward-Looking Information

This MD&A includes forward looking statements, such as estimates and statements that describe the Company’s future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements.

Approval

The Board of Directors of Canplats Resources Corporation has approved the disclosure contained in this unaudited interim MD&A. A copy of this MD&A will be provided to anyone who requests it and can be located, along with additional information, on the SEDAR web site at www.sedar.com.